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                            November 9, 2021

       Monica Grasso
       Chief Financial Officer
       ProPhase Labs, Inc.
       711 Stewart Avenue, Suite 200
       Garden City, New York 11530

                                                        Re: ProPhase Labs, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2021
                                                            File No. 333-260848

       Dear Ms. Grasso:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Wendy Grasso